EXHIBIT 99.1

Superior New iBOLT Business Integration Suite Version for Salesforce.com to be Introduced by Magic Software At Dreamforce

New Version Requires Fewer Resources, Enables Quicker Implementation Time and Features Built-In Ability to Replicate Salesforce.com Data to Any On-Premise Database

OR YEHUDA, Israel, Oct. 29, 2008 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (Nasdaq:MGIC), a provider of application platforms and business and process integration solutions, announced today that it will be showcasing an enhanced version of its iBOLT Special Edition for Salesforce.com business integration suite at this year's Salesforce.com Dreamforce event in San Francisco, November 2-5.

The substantially enhanced version of the company's code-free and hardware-free business integration suite will feature:

 -- A new SDK adaptor - enabling ISVs to transform their existing applications from a standard / monolithic architecture to
    service-oriented architecture (SOA).

 -- The most extensive, functional, robust and intuitive visual data mapping studio and engine available.

 -- Increased productivity - eliminating recurring situations that normally require additional steps, updates and mapping.

 -- Salesforce.com Replicator - Designed to easily replicate your
    Salesforce.com data to a selected database for backup, reports and peace of mind.

 -- Lotus Notes application DB connectivity - Which seamlessly connects to complex Lotus Notes databases and integrates it with other solutions.

iBOLT business integration suite - the winner of the SAP Global Innovation Partner Award for 2008 - supports open standards and requires no special hardware. It allows organizations to automate their application integration processes with user-friendly wizards and a model driven approach that eliminates the need to write complex code.

With off-premise applications and Software-as-a-Service (SaaS), iBOLT's new Salesforce.com Replicator will help businesses assume better ownership and security over their information by 'replicating' it on-site, and in the process improve the ability to apply Business Intelligence (BI) systems to that data.

Regev Yativ, President and CEO for Magic Software Americas, a featured speaker at the Dreamforce, said "The new iBOLT enhancements eliminate many redundant integration steps and processes so that our customers can expect to spend even less of their valuable time and resources developing projects and instead move straight to more efficient and effective deployment. We are anticipating a high level of customer interest at Dreamforce and we look forward to meeting and sharing the benefits of iBOLT with even more partners and customers at the show."

Magic Software is demonstrating its new iBOLT Special Edition for Salesforce.com at the upcoming Dreamforce conference (booth 458) from November 2-5, at the Moscone Center, San Francisco, California. As one of the event's Sponsors, Magic Software will highlight customer integration projects using iBOLT and Salesforce.com, showing how organizations can easily synchronize on-demand data from Salesforce.com into business systems such as ERP, procurement, and many more. Successful case study samples will be presented during Magic Software's Breakout session on November 4, at 5:15 pm entitled: 'Demystifying Integration'.

In addition to iBOLT for Salesforce.com, Magic Software offers iBOLT Special Editions for SAP, Oracle JD Edwards and IBM i, creating an extensive worldwide partner community of system integrators, VARs and end-users. iBOLT is used today to integrate multiple business applications, in hundreds of projects at leading companies worldwide including: adidas Canada, AeroScout, Allstate, Anritsu Japan, Bank of Cyprus, Boeing, Club Med, Electra, Entertainment Trading, Fiskars, John Deere, LORD Corporation, OTOR, SkyVision, and many more.

For more information about the iBOLT business integration suite please visit: http://www.magicsoftware.com/78-en/products.aspx.

About Magic Software

Magic Software Enterprises Ltd. (Nasdaq:MGIC) is a leading provider of application platforms, and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50 with its global network of ISV's, system integrators, value-added distributors and resellers, consulting and OEM partners. The company's award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software's technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, Salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit http://www.magicsoftware.com/.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

CONTACT:  Metis Communications, USA
          Cathy Caldeira
          +1-617-236-0500
          magicsoftware@metiscomm.com

          Magic Software Enterprises
          International
          Arita Mattsoff
          +972 3 538 9292
          arita@magicsoftware.com